U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

                          [X] Form 10-Q and Form 10-QSB

[ ] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K   [ ] Form N-SAR

For Period Ended: June 30, 2000

[ ]      Transition Report on Form 10-KSB
[ ]      Transition Report on Form 20-F
[ ]      Transition Report on Form 11-K
[ ]      Transition Report on Form 10-Q
[ ]      Transition Report on Form N-SAR

For the Transition Period Ended:

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                Nothing in this Form shall be construed to imply
                that the Commission has verified any information
                                contained herein.
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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION
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         Full Name of Registrant
         (Former Name if Applicable)

                  PRINTONTHENET.COM, INC.

         Address of Principal Executive Office (Street and Number)
                  4491 South State Road #7
                  Suite 214

         City, State and Zip Code
                  Fort Lauderdale, Florida 33314

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PART II -- RULES 12B-25(B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         [X]      (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

         [X]      (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, Form 20-F, 11-K or
                           Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]      (c)      The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.
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PART III -- NARRATIVE
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REGISTRANT WAS NOT ABLE TO OBTAIN ALL NECESSARY INFORMATION FOR THE FORM 10-QSB
BY AUGUST 14, 2000, THE DUE DATE, BECAUSE THE COMPANY IS EXPERIENCING DELAYS IN THE COLLECTION AND THE COMPILATION OF CERTAIN FINANCIAL AND OTHER INFORMATION REQUIRED TO BE INCLUDED IN THE FORM 10-QSB. THE FORM 10-QSB WILL BE FILED AS SOON AS REASONABLY PRACTICABLE AND IN NO EVENT LATER THAN THE FIFTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE (ON OR BEFORE AUGUST 21, 2000)

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PART IV -- OTHER INFORMATION
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         (1)      Name and telephone number of person to contact in regard to this notification

                       DENNIS J. OLLE               (305) 858-5555
                       --------------               --------------
                           (Name)                 (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                     [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     [X] Yes [ ] No

The registrant is evaluating whether there is a non-cash effect on earnings during the quarterly period ended June 30, 2000, related to warrants issued in June, 2000, in connection with (i) settlement of certain litigation matters, and
(ii) a private placement of equity. Although no final determination had been made as of the date of this filing, the Registrant believes that the non-cash effect on earnings from the issuance of such warrants will be material.

                             PRINTONTHENET.COM, INC.
                             -----------------------
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   August 15, 2000                By:/s/ Neal J. Polan
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                                          Neal J. Polan, Chief Executive Officer